November 2, 2005

Mr. Jay Webb

Reviewing Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Kinetek, Inc.
Form 10-K for the year ended December 31, 2004
Filed March 24, 2005
File No. 333-19257

Dear Mr. Webb,

I am in receipt of your letters dated October 19, 2005, which contains comments regarding the Form 10-K filed by Kinetek, Inc. for the Fiscal Year ending December 31, 2004 and Kinetek’s response dated October 11, 2005, to your letter of September 26, 2005. We have carefully considered your comments and offer our responses below.

1. Section 906 Certifications

Staff Comment:

Please refer to our prior comment 2. Please amend your 2004 Form 10-K and 2005 Form 10-Q’s to include the certifications required by Section 906 of the Sarbanes Oxley Act. We refer you specifically to the first example in Question 9 of the FAQ, Sarbanes Oxley Act of 2002 that references “an issuer that is filing or submitting reports exclusively under Section 15(d) of the Exchange Act on a “voluntary” basis (for example, pursuant to a covenant in an indenture or similar document),...”. It appears you are filing on a voluntary basis under Section 15(d). Please advise or revise.

 Response:

The Company has reviewed Rules 15d-14 and 15d-15 and the staff’s response to Question 9 of the FAQ Sarbanes Oxley Act of 2002, dated November 8, 2002. The Company is not subject to Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and is not required to file reports under Section 13(a) of the Exchange Act. The Company files its reports voluntarily pursuant to an indenture covenant. The Company believes, therefore, that the above rules do not apply to its filings, notwithstanding the staff’s informal guidance referred to above. Nevertheless, the Company herewith files Form 10-K/A (Amendment No. 1) for the period ending December 31, 2004, Form 10-Q/A (Amendment No. 1) for the period ending March 31, 2005, and Form 10-Q/A (Amendment No. 1) for the period ending June 30, 2005 including the certifications required by Section 906 of the Sarbanes Oxley Act.

Kinetek, Inc. hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me directly if you have further questions or comments regarding the filings of Kinetek, Inc.

Sincerely,

/s/ Daniel Drury

Daniel Drury

Chief Financial Officer

Kinetek, Inc.